June 27, 2023

VIA EDGAR

Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Peter McPhun
Wilson Lee
Kibum Park
David Link

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V.
Registration Statement on Form F-1, as amended
File No. 333-272532

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Corporación Inmobiliaria Vesta, S.A.B. de C.V. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-272532) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:30 p.m., Eastern Standard Time, on June 29, 2023, or as soon as practicable thereafter. The Company hereby authorizes Maurice Blanco of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Blanco at +1 212 450-4086 and that such effectiveness also be confirmed in writing.

Very truly yours,

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Officer

[Signature Page to Acceleration Request Letter]